

December 5, 2022

Laurance Roberts
Chief Executive Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Blvd. , Suite 100 ,
Costa Mesa , California 92626

> **Re: El Pollo Loco Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2021**
> **Filed March 11, 2022**
> **Form 8-K**
> **Filed November 3, 2022**
> **File No. 001-36556**

Dear Laurance Roberts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 3, 2022

Exhibit 99.1

1. We note your presentation of "Pro forma net income". Please retitle this measure to reflect how it is calculated since the current presentation is not consistent with the pro forma concepts in Article 11 of Regulation S-X. Additionally, please provide the disclosures required by Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services